June 30, 2004

Dear Scitex Shareholder:

        We are pleased to send you the enclosed Statement regarding the cash distribution of $2.36 per ordinary share to our shareholders of record as of June 30, 2004. The Statement provides you with important information concerning:

•	the general terms of, and manner of effecting, the distribution;

•	the Israeli withholding tax applicable to the distribution and, to the extent you are eligible for a full or partial exemption from this tax, the actions you must take to obtain the benefit of such exemption. In this respect, you are encouraged to read the section under the caption “Israeli Withholding Tax” and the Tax Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”) enclosed herewith; and

•	how you can obtain additional information about these matters.

        We are confident that the distribution will benefit Scitex and our shareholders. Thank you for your investment in Scitex.

Sincerely, Raanan Cohen Interim President and Chief Executive Officer Scitex Corporation Ltd.

Scitex Corporation Ltd.
3 Azrieli Center, Triangular Tower, 43rd Floor
Tel Aviv 67023, Israel
Tel: 972-3-607-5855 Fax: 972-3-607-5884
www.scitex.com

SCITEX CORPORATION LTD.

Distribution of $2.36 in Cash to Scitex Shareholders

June 30, 2004

Purpose of this Statement

        We, Scitex Corporation Ltd., are sending you this Statement because we are distributing $2.36 per ordinary share, par value NIS 0.12 per share, of Scitex, in cash, subject to withholding taxes, as applicable, and without interest. The distribution will be made on Monday, July 12, 2004 (the “Distribution Date”), to holders of record of Scitex ordinary shares that are issued and outstanding as of 5:00 p.m., New York time, on Wednesday, June 30, 2004 (the “Record Date”).

        In particular, we are sending you this Statement to inform you of certain actions that you may have to take in connection with the distribution as result of Israeli withholding tax. See the information under the caption “Israeli Withholding Tax”.

Overview of the Distribution

        On June 22, 2004, we announced the details of our previously disclosed cash distribution to our shareholders. The cash distribution will be in the amount of $2.36 per ordinary share, or approximately $90 million in the aggregate, based on 38,066,363 ordinary shares outstanding as of the Record Date (excluding 5,401,025 treasury shares), payable on July 12, 2004, the Distribution Date, to shareholders of record as of 5:00 p.m., New York time, on June 30, 2004, the Record Date.

        The ex-dividend date for purposes of trading of the ordinary shares on the Nasdaq National Market (“Nasdaq”) and the Tel Aviv Stock Exchange (the “TASE”) is July 1, 2004.

When and How You Will Receive the Distribution

        We will effect the distribution on July 12, 2004, the Distribution Date. Pursuant to Israeli tax law, we are required to withhold 25% of the $2.36 to be distributed per ordinary share you held on the Record Date, unless you are eligible for a full or partial exemption from such tax. Accordingly, the manner in which we will distribute the $2.36 per ordinary share held by you depends on whether you are eligible for a full or partial exemption from withholding taxes as well as on the manner in which you hold your shares.

        For more information regarding the Israeli withholding tax applicable to the distribution and the actions you may be required to take in order to qualify for a full or partial exemption therefrom, see below under “Israeli Withholding Tax.”

SCITEX SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM RESULTING FROM THE CASH DISTRIBUTION, INCLUDING THE EFFECT OF ANY UNITED STATES FEDERAL INCOME, STATE, LOCAL OR FOREIGN TAX LAWS OR WITHHOLDING TAXES.

Israeli Withholding Tax

ITA Approval

        The distribution is generally subject to the withholding of Israeli tax at the source. Scitex has obtained an approval from the ITA with respect to the withholding tax rates applicable to its shareholders as a result of the distribution, as follows:

•	Israeli corporations are entitled to a full exemption from Israeli withholding tax;

•	U.S. residents who are (i) not Israeli residents (as defined under Section 1 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the "Ordinance") and (ii) have a permanent address in the U.S. (a "U.S. Shareholder"), are subject to Israeli withholding tax at the reduced rate of 12.5%;

•	Israeli provident funds (‘Kupat Gemel’) and other entities that qualify for an exemption pursuant to Section 9(2) of the Ordinance are entitled to a full exemption from Israeli withholding tax;

•	Israeli mutual funds which are classified as “exempt mutual funds” for Israeli tax purposes are entitled to a full exemption from Israeli withholding tax;

•	Israeli mutual funds which are classified as “mixed mutual funds” for Israeli tax purposes are subject to Israeli withholding tax at the reduced rate of 12%; and

•	Shareholders eligible for an exemption or a favorable withholding tax rate pursuant to a valid certificate from the Israeli Tax Authority (“ITA” and the “ITA Waiver”) will be subject to Israeli withholding tax in accordance with such ITA Waiver.

        The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of shareholders subject to Israeli withholding will be reduced by the amount of Israeli tax withheld. If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, we cannot assure you whether, if and when the ITA will grant such refund.

Payment and Withholding Procedures

        In order to facilitate the distribution, including the withholding of the applicable tax on the distribution to you, we have, based on the approval we received from the ITA, established a procedure whereby the manner in which we will distribute the $2.36 per ordinary share held by you depends on whether you are eligible for a full or partial exemption from withholding taxes as well as on the manner in which you hold your shares:

        TASE Holders. Holders of Scitex ordinary shares as of the Record Date who hold their shares through a member of the TASE (“TASE Holders”) and qualify for a favorable Israeli withholding tax rate are urged to contact the TASE member with whom their securities deposit is managed to determine whether they are required to take any action. In general, unless the TASE member with whom the securities deposit is managed is an Other Holder (as defined below), on the Distribution Date, Scitex will transfer the full amount of the cash distribution, i.e., $2.36 per ordinary share, attributed to the TASE Holders to the respective TASE members who will in turn make the appropriate deduction of Israeli withholding tax based upon their records and applicable Israeli law and credit the balance, following such deduction, to the TASE Holders’ account with the TASE member.

        Listed Holders. Holders of Scitex ordinary shares as of the Record Date whose shares are listed in the Register of Shareholders of Scitex in Israel (“Listed Holders”) and qualify for a favorable Israeli withholding tax rate are urged to contact Scitex to determine whether they are required to take any action. In general, on the Distribution Date, Scitex will transfer directly to such Listed Holders $1.77 per ordinary share, following a deduction of Israeli withholding tax at the rate of 25% on the $2.36 cash distribution. Listed Holders who qualify for a favorable Israeli withholding tax rate must either (1) complete and submit to Scitex the enclosed Tax Declaration Form (Declaration of Status for Israeli Income Tax Purposes) (the “Declaration Form”) or (2) provide Scitex with the ITA Waiver establishing their eligibility for a favorable rate, by no later than 5:00 p.m., New York time, on Tuesday, August 10, 2004 (the “Submission Date”). Promptly following the Submission Date, or earlier if practicable, Scitex will distribute all or the relevant portion of the remaining 25% of the cash distribution (without interest) to those Listed Holders who have submitted satisfactory proof of their eligibility for a full or partial exemption from the Israeli withholding tax.

        Registered Holders. Holders of Scitex ordinary shares as of the Record Date whose shares are held either in physical form or in book-entry form through American Stock Transfer & Trust Company, Scitex’s U.S. transfer agent (“Registered Holders”), are urged to contact Scitex or our Information Agent, MacKenzie Partners, Inc., to determine whether they are required to take any action. In general, on the Distribution Date, American Stock Transfer & Trust Company (the “Paying Agent”) will transfer directly to such Registered Holders $1.77 per ordinary share, following a deduction of Israeli withholding tax at the rate of 25% on the $2.36 cash distribution. Registered Holders who qualify for a favorable Israeli withholding tax rate must either (1) complete and submit to Scitex the Declaration Form or (2) provide Scitex with the ITA Waiver establishing their eligibility for a favorable rate, by no later than 5:00 p.m., New York time, on the Submission Date. Promptly following the Submission Date, or earlier if practicable, the Paying Agent will distribute all or the relevant portion of the remaining 25% of the cash distribution (without interest) to those Registered Holders who have submitted satisfactory proof of their eligibility for a full or partial exemption from the Israeli withholding tax.

        Other “Street Name” Holders. Many Scitex shareholders have their Scitex ordinary shares held in an account which is managed by a broker, dealer, commercial bank, trust company or other nominee that holds such shares through the Depository Trust Company (“DTC”). Such holders of Scitex ordinary shares as of the Record Date (“Other Holders”) are urged to contact the bank or broker with whom their securities deposit is managed to determine whether they are required to take any action. In general, on the Distribution Date, the Paying Agent will transfer $1.77 per ordinary share attributed to the Other Holders, following a deduction of Israeli withholding tax at the rate of 25% of the $2.36 cash distribution, by crediting the account of the respective banks or brokers at DTC who will then electronically credit such Other Holder’s account for this payment. Other Holders who qualify for a favorable Israeli withholding tax rate must either (1) complete and submit the Declaration Form to the bank or broker with whom their securities deposit is managed or (2) provide Scitex with the ITA Waiver establishing their eligibility for a favorable rate, by no later than 5:00 p.m., New York time, on the Submission Date. Promptly following the Submission Date, the Paying Agent will distribute all or the relevant portion of the remaining 25% of the cash distribution (without interest), attributed to those Other Holders who have submitted satisfactory proof of their eligibility for a full or partial exemption from the Israeli withholding tax, by crediting the account of the respective banks or brokers at DTC who will then electronically credit such Other Holders’ account for such balance.

You are urged to consult your tax advisors regarding the application of Israeli income and withholding taxes (including eligibility for any withholding tax reduction or exemption, and the refund procedure).

Who may use the Declaration Form?

        Holders of Scitex ordinary shares as of the Record Date, who are not TASE Holders, may use the Declaration Form if they are either:

•	U.S. Shareholders: If you are (1) NOT a "resident of Israel" (as defined under Section 1 of the Ordinance) for purposes of the Ordinance and (2) a resident of the United States with an address in the Unites States;

•	Israeli Corporations: If you are (1) a "resident of Israel" for purposes of the Ordinance and (2) organized as a corporation and registered with the Israeli Registrar of Companies; or

•	A Bank, Broker or Financial Institution Resident in Israel: If you are a bank, broker or financial institution resident in Israel that (1) is holding the ordinary shares solely on behalf of beneficial shareholder(s) (so-called “street name” holder), and (2) is subject to the provisions of the Ordinance and the regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the cash distribution made by you to your beneficial shareholder(s) with respect to ordinary shares.

Validity of Declaration Forms and ITA Waivers

        A properly completed and duly executed Declaration Form (or a manually signed facsimile thereof) or a duly executed ITA Waiver must be received by Scitex, if applicable, at its address set forth on the back cover of this Statement prior to 5:00 p.m., New York time, on the Submission Date. Scitex will disregard any Declaration Forms or ITA Waivers received by Scitex after such deadline. If you are an Other Holder, you must contact your broker, dealer, commercial bank, trust company or other nominee if you desire to obtain a favorable withholding tax rate, as described herein.

        The method of delivery of Declaration Forms or ITA Waivers is at your option and risk. The delivery to Scitex, if applicable, will be deemed made only when actually received by Scitex. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        All questions as to the validity, form or eligibility of any Declaration Form or ITA Waiver (including time of receipt) and, subject to applicable law, the withholding of Israeli taxes, will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all Declaration Forms or ITA Waivers that we determine not to be in proper form or pursuant to which the failure to withhold any Israeli taxes may be unlawful. We also reserve, subject to applicable law, the absolute right, in our sole discretion, to waive any defect or irregularity in any Declaration Form or ITA Waiver of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. None of us, the Payment Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities or incur any liability for failure to give any notification.

Shareholders should consult their own tax advisors regarding the imposition of Israeli withholding tax with respect to the distribution.

Other Tax Consequences

        You should be aware that this Statement does not, and does not purport to, describe all of the tax consequences or withholding taxes that may be applicable to you in connection with the distribution (including without limitation, any U.S. income or withholding tax consequences). You are urged to consult your own tax advisors to determine the particular tax consequences of the distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws or withholding taxes and whether or not you should use this form.

Scitex Corporation Ltd.

By Hand/Overnight Courier:	By Facsimile Transmission:	By Mail:
(972) 3-607-5884
Scitex Corporation Ltd.		Scitex Corporation Ltd.
3 Azrieli Center, Triangular Tower,	Confirm by Telephone:	3 Azrieli Center, Triangular Tower,
43rd Floor	(972) 3-607-5855	43rd Floor
Tel Aviv 67023, Israel		Tel Aviv 67023, Israel
Attn: David Shulman, Adv.		Attn: David Shulman, Adv.

The Paying Agent is:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, NY 10038
Attn: Reorganization Department
Telephone: (718) 921-8200
Facsimile: (718) 234-5001

The Information Agent is:

105 Madison Avenue
New York, New York 10016
call collect (212) 929-5500 or toll-free (800) 322-2885